FBN Securities, Inc.
(SEC ID. No 8-30461)

STATEMENT OF FINANCIAL CONDITION

as of

March 31, 2025

And Report of Independent Registered Public Accounting Firm

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
FBN Securities, Inc.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of FBN Securities, Inc. as of March 31, 2025, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FBN Securities, Inc's management. My responsibility is to express an opinion on FBN Securities, Inc's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to FBN Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Joseph Ferrara

I have served as FBN Securities, Inc.'s auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
May 20, 2025

FBN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

ASSETS

Cash and cash equivalents	$	4,409,068
Receivable from clearing organizations		858,417
Receivable from customers		825,484
Property and equipment, at cost, less accumulated depreciation and amortization of $44,772		-
Other assets		5,025
TOTAL ASSETS	$	6,097,994

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	2,161,166
TOTAL LIABILITIES	$	2,161,166

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 66.67 shares issued and outstanding		6,000
Additional paid-in capital		334,406
Retained earnings		4,222,422
		4,562,828
Less: 123.33 shares of common stock in treasury, at cost		(626,000)
TOTAL SHAREHOLDERS' EQUITY		3,936,828
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,097,994

See accompanying notes to financial statement

FBN Securities, Inc.
Notes to Financial Statements
as of and for the Year Ended March 31, 2025

1. Organization and Nature of Business

FBN Securities, Inc. (the "Company") is wholly owned by two shareholders who actively participate in the management and day to day operations of the business. The Company operates through one reportable segment and maintains offices in New York, New Jersey, Florida and Pennsylvania.

The Company engages primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks and options traded on various stock exchanges and consulting income from research conducted on behalf of its clients.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") unless otherwise disclosed.

Revenue Recognition
Commissions earned on trades executed on behalf of customers are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Research revenue is recorded when research material is made available to client's and they agree to pay for the material. Finders fee revenue is recorded when the transaction is completed. There were no unsatisfied performance obligations at March 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash represents cash on hand and demand deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at two financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

Financial Instruments
The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt (if any) for which carrying values approximate fair values due to the short maturities of those instruments.

Interest income

Interest income represents amounts earned from cash balances and time deposits.

Property, Equipment and Depreciation/Amortization

Property and equipment are stated at cost and consist of furniture, fixtures, equipment, and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation and amortization is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

Accounts Receivable

The Company maintains brokerage accounts with a clearing organization through which all trading transactions are cleared. The receivables are with this same organization and customers. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

Accounts receivable are presented in the accompanying Statement of Financial Condition and are recorded net of an allowance for credit losses, if applicable. The allowance for credit losses (if any) is based on the Company's expectation of the collectability of fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Generally, the Company's expectation is that the credit risk associated with commission receivables is not significant until they are 90 days past due on the contractual arrangement. Management does not believe that an allowance is required as of March 31, 2025.

Income Tax

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either March 31, 2024 or March 31, 2025.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, New York City, Florida, California, New Jersey and Pennsylvania. Returns filed in these jurisdictions for tax years ended on or after March 31, 2022 are subject to examination by the relevant taxing authorities.

FBN Securities, Inc.
Notes to Financial Statements
as of and for the Year Ended March 31, 2025

Off-Balance Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer, clearing agent or other financial institution is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2025, the Company was not exposed to such risk.

Subsequent Events

These financial statements were approved by management and available for issuance on May 20, 2025. Subsequent events have been evaluated through this date.

3. Loan Payable

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. There is no expiration date on the line of credit. During the year and as of March 31, 2025 there was no balance outstanding on the revolving line of credit.

4. Property and Equipment

Major classes of property and equipment consist of the following:

	Estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 44,772
Less: Accumulated depreciation and amortization		44,772
Net property and equipment		$ 0

Depreciation and amortization expense for the year ended March 31, 2025 was $12,390.

5. Income Taxes

Components of income taxes are as follows:
Current:

Federal	$ 224,848
State and local	151,411
Total income taxes	$ 376,259

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2025, the Company had net capital of $3,629,649, which was $3,485,571 in excess of its required net capital of $144,078. The Company's aggregate indebtedness to net capital ratio was .5954 to 1.00.

7. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments that require disclosure, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2025 or during the year then ended.

8. Risk and Uncertainties

Certain events particular to the Company's industry as well as general economic, political and regulatory conditions, may have a material adverse impact on the Company's business activities and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the financial statements.

9. 401 (k) Profit Sharing Plan

The Company sponsors a 401(K) profit sharing plan that covers all eligible employees. Under the 401(K) salary reduction provisions of the plan, employees may elect to defer part of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which vest immediately.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing consulting services and executing transactions in stocks and option markets, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.